Exhibit 21.1
Subsidiary of Remitly Global, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Remitly, Inc.	United States - DE
Remitly Canada, Inc.	Canada
Remitly U.K., Ltd.	United Kingdom
Remitly Europe Ltd.	Ireland
Remitly Poland Sp. z.o.o.	Poland
Remitly Australia, Pty Ltd	Australia
Remitly Nicaragua, S.A.	Nicaragua
Remitly Singapore Pte. Ltd.	Singapore
Rewire (O.S.G.) Research and Development Ltd.	Israel